Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2015	2014
Income from continuing operations before income taxes	$3,012	$3,489
Adjustment for companies accounted for by the equity method	6	60
Less: Capitalized interest	(55)	(36)
Add: Amortization of capitalized interest	25	27
	2,988	3,540
Fixed charges:
Interest and debt expense	292	290
Capitalized interest	55	36
Rental expense representative of interest factor	62	60
	409	386
Total adjusted earnings available for payment of fixed charges	$3,397	$3,926
Number of times fixed charges earned	8.3	10.2